DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Christopher R. Stambaugh christopher.stambaugh@us.dlapiper.com
T 919.786.2040
F 919.786.2240

Via EDGAR

June 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:	Shannon Menjivar

Ameen Hamady

Pearlyne Paulemon

Brigitte Lippmann

Re:	Inland Private Capital Alternative Assets Fund, LLC

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted May 2, 2023

CIK No. 0001959961

Ladies and Gentlemen:

This letter sets forth the confidential response of our client, IPC Alternative Real Estate Income Trust, Inc. (f/k/a Inland Private Capital Alternative Assets Fund, LLC) (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated May 16, 2023, pertaining to Amendment No. 1 to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on May 2, 2023. The Company has prepared and submitted herewith the Registration Statement on Form S-11 (the “Registration Statement”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

DRS/A Submitted May 2, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 132

1.

We note your response to prior comment number 4. Please further expand your response to highlight the Company’s consideration of its related parties in its analysis subsequent to the initial contribution into the Operating Partnership such that you still are anticipating that the Company would not be considered the primary beneficiary of the Operating Partnership and that it would account for its interest under the equity method of accounting initially. In that regard, please tell us the Company’s expected analysis under ASC 810-10-25-44 and its consideration of the different variable interests in its related party group, given the involvement of various affiliates of the sponsor via the Business Management Agreement and additional agreement between the Operating Partnership and affiliate of the sponsor to manage other properties acquired by the Operating Partnership. Based on that guidance, if two or more related parties hold variable interests in the same VIE and as a group meet the conditions in ASC 810-10-25-38A, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.

Response: The Company, IPC Alternative Real Estate Income Trust, Inc., will become the primary beneficiary and consolidate the Operating Partnership, IPC Alternative Real Estate Operating Partnership, LP, once it obtains a significant financial interest. The initial contribution into the Operating Partnership is expected to occur in the third calendar quarter of 2023, prior to effectiveness of the

Registration Statement, and will be approximately $200,000. The Company is the sole General Partner of the Operating Partnership, and has the exclusive power to manage and conduct the business of the Operating Partnership pursuant to the Limited Partnership Agreement of IPC Alternative Real Estate Operating Partnership, LP. However, the Company has concluded that while it does have the power to direct the activities that most significantly impact the Operating Partnership’s economic performance, the nominal initial contribution does not represent an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, the Company (on its own) would not meet the criteria to be the primary beneficiary of the Operating Partnership.

The Company also considered the impact that related parties and affiliates would have on the consolidation analysis under ASC 810. As part of this analysis, the Company has evaluated the various service agreements and related party arrangements including the Business Management Agreement and the Advisory Agreement and the property management agreements with Inland Commercial Real Estate Services LLC (as reflected in the organizational chart included as Appendix A of this letter) between the Operating Partnership and the affiliates of the Company, as well as the performance participation interest to be held by the Special Limited Partner, and concluded that the affiliates of the Company providing services and making decisions do not hold variable interests in the Operating Partnership because all the conditions described in ASC 810-10-55-37 are met (i.e. the fees are at market rates and are commensurate with the level of services being provided).

The Company notes that an affiliate of the Company, Inland Private Capital Corporation (which is 100% owned by the Company’s sponsor and is not discretely set forth on Appendix A), owns approximately 1% of the Operating Partnership units. The OP units owned by Inland Private Capital Corporation have no special rights associated with them. Inland Private Capital Corporation is not a subsidiary of the Company, and therefore their approximate 1% ownership interest in the Operating Partnership would not be considered an indirect interest held by the Company. Additionally, the 1% ownership interest in the Operating Partnership neither exposes the Company or the affiliate of the Company to more than an insignificant amount of variability, nor an obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Therefore, as a group, they are not considered to be the primary beneficiary as they do not have the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Because neither the Company on its own nor the related party group comprised of the Company and its affiliates meet the criteria to be the primary beneficiary, the Company will account for its interest under the equity method of accounting upon the initial investment. The Company expects its economic interest in the Operating Partnership will become significant when proceeds from the offering are contributed by the Company to the Operating Partnership in exchange for Operating Partnership units, such that the Company will become the primary beneficiary of the Operating Partnership.

The Company also acknowledges that changes in facts and circumstances will be considered as part of this ongoing assessment.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@us.dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh

Enclosures

Appendix A

The following chart reflects the ownership of the Operating Partnership as well as the expected relationships among the Company and the Operating Partnership with Inland Real Estate Investment Corporation (the Company’s Sponsor), IPC Alternative Real Estate Advisor, LLC (the Company’s Advisor), Inland Securities Corporation (the Dealer Manager for the Company’s public offering) and the Special Limited Partner (holding a performance participation interest), prior to effectiveness of the Registration Statement.

Dotted lines reflect contractual arrangements.

Solid lines reflect ownership.

* Reflects a decision maker, service provider fee or performance allocation interest which is not a variable interest. Refer to further discussion below.

As described above, the following agreements between the Operating Partnership and the affiliates of the Company were considered as part of the Company’s consolidation analysis:

Special Limited Partnership Interest - IPC REIT Special Limited Partner, LP (the “Special Limited Partner”), an affiliate of the Company’s Sponsor, will own a special limited partner interest in the Operating Partnership. The Special Limited Partner will hold a performance participation interest in the Operating Partnership. Limited partners of any class, including the Special Limited Partner, do not have the right to participate in the management of the Operating Partnership and have limited voting rights on approval of specific types of amendments to the Operating Partnership agreement. The Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined in the Registration Statement).

Business Management/Advisory Services - The Company and the Operating Partnership entered into a Business Management Agreement with IPC Alternative Assets Business Manager, LLC, an affiliate of the Company’s Sponsor, effective as of July 14, 2021. Effective as of October 1, 2022, the Business Management Agreement was transferred from IPC Alternative Assets Business Manager, LLC to IPC Alternative Real Estate Advisor, LLC (the “Advisor”). The Business Management Agreement will terminate upon the commencement of the Company’s primary offering and be replaced with the new Advisory Agreement, which will be approved by the Company’s board of directors. The Business Management Agreement provides for a management fee of 0.25% of partnership assets. The Advisory Agreement will provide a management fee of (i) 1.25% of the aggregate NAV of the Operating Partnership attributable to outstanding Class T units, Class S unit, Class D units and Class I units of the Operating Partnership and (ii) 0.50% of the aggregate NAV of the Operating Partnership attributable to outstanding Class A units, in each case per annum payable monthly in arrears.

Property Management Services - Inland Commercial Real Estate Services LLC (which is 100% owned by the Company’s Sponsor, and is not discretely shown in the chart above), an affiliate of our sponsor, will perform property management, construction management and leasing services for certain of the properties that are currently owned by, or will be acquired by, the Operating Partnership. Actual amounts paid for these services will depend on to what extent the Property Manager is actually engaged to perform such services. Any fees paid to the Property Manager for these such services will not reduce the management fee payable to the Advisor or the performance participation allocation. Any such arrangements will be at or below market rates.

Dealer Manager Services - This arrangement will be between Inland Securities Corporation, as the dealer manager, and the Company and will not extend to the Operating Partnership. The Company will enter into a Dealer Manager Agreement, pursuant to which the Dealer Manager will agree to, among other things, manage relationships with third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of the Company’s common stock, which we refer to as “participating broker-dealers,” and financial advisors. The Dealer Manager will be entitled to receive upfront selling commissions ranging from 1.5% to 3.0% depending on share class, and upfront dealer manager fees of 0.5% for certain share classes. The Dealer Manager will also be entitled to receive selling commissions as ongoing distribution fees which vary by share class, ranging from 0.25% to 0.85% per annum. The Dealer Manager anticipates that all or a portion of the upfront selling commissions, dealer manager fees and distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers.

Trademark License - This arrangement will be between The Inland Real Estate Group, LLC and the Company and will not extend to the Operating Partnership. The Company will enter into a trademark license agreement with The Inland Real Estate Group, LLC (not discretely shown in the above chart), an affiliate of the Company’s sponsor, pursuant to which it will grant the Company a fully paid-up, royalty-free, non-exclusive, non-transferable right and license to use the “Inland” marks, and the goodwill associated with them, in connection with the Company’s business.

We also note that pursuant to the above noted agreements among the Company, Operating Partnership and affiliates, the board of directors of the Company will delegate to the Advisor the authority to source, evaluate and monitor the Company’s investment opportunities and make decisions related to the acquisition, management, financing and disposition of the Company’s assets in accordance with the Company’s investment objectives, guidelines, policies and limitations, subject to oversight by the board of directors.

The board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to the Company and Operating Partnership. The board of directors is accountable to the Company and its stockholders as fiduciaries. The Company currently has one director, and expects to have five directors, three of whom will be determined to be independent of the Company, its Advisor, Inland and its affiliates. The directors will be elected annually by the Company’s stockholders.

Although the Company’s entire board of directors is responsible for supervising the Company’s business, pursuant to the Company’s charter, the board of directors may delegate some of its powers to one or more committees, provided that each committee consists of at least a majority of independent directors. The Company anticipates that its board will delegate certain responsibilities to an affiliate transaction committee comprised solely of its independent directors. The primary purpose of the affiliate transaction committee will be to review transactions between the Company’s and Inland or its affiliates (including the Advisor) or with related persons and to determine if the resolution of the conflict of interest is fair and reasonable to the Company and its stockholders. The affiliate transaction committee will be also responsible for reviewing and approving the terms of all transactions between the Company and Inland or its affiliates (including the Advisor) or any member of the Company’s board of directors, including (when applicable) the economic, structural and other terms of all acquisitions and dispositions. In addition, the affiliate transaction committee will be responsible for reviewing the Advisor’s performance and the fees and expenses paid by us to the Advisor and any of its affiliates.